UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q	[ ] Form N-SAR
For period ended: November 27, 2004

[   ] Transition report on Form 10-K
[   ] Transition report on Form 20-F
[   ] Transition report on Form 11-K
[   ] Transition report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the transition period ended: ________________________________

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________________________________

Part I - Registrant Information

Richardson Electronics, Ltd.
Full name of registrant

40W267 Keslinger Road, P.O. Box 393
Address of principal executive office

LaFox, Illinois 60147-0393
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [   ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended November 27, 2004 cannot be filed within the prescribed time period because of delays related to determining the appropriate accounting treatment for the Company's currency translation balance sheet account related to a 2001 acquisition of AVIV Electronics by a subsidiary of the Company and a subsequent inter company loan transaction between this acquisition subsidiary and the Company. In connection with the completion of the Company's Form 10-Q for the quarter ended November 27, 2004 required to be filed on or before January 6, 2005, the Company's auditor discovered an issue with respect to the accounting treatment for the currency translation balance sheet account related to a 2001 acquisition of AVIV Electronics by one of the Company's subsidiaries and a subsequent inter-company loan between the acquisition subsidiary and the parent. The Company is in the process of discussing the impact of this accounting issue with its current auditors, KPMG LLP and had notified its predecessor auditor. Preliminarily, the Company may need to restate its financial results related to foreign currency exchange gains and losses for fiscal years 2001 through 2004. The current year's results are not impacted by this accounting issue. The cumulative pre-tax impact for all prior periods is expected to be between $500,000 and $900,000, which does not affect operating income and is non-cash related. However, no final determination has been made at this point. The Company is undertaking to remedy this issue as expeditiously as possible.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification:

Dario Sacomani	(630) 208-2200
(Name)	(Area code) (Telephone number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ]Yes   [   ]No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ]Yes   [ X ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Richardson Electronics, Ltd.
Name of registrant as specified in its charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 7, 2005 By: /S/ Dario Sacomani
Dario Sacomani, Senior Vice President
and Chief Financial Officer